AB 2/15

08026064

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 13 2008
Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSERSECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET

(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.

(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/15

OATH OR AFFIRMATION

I, KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES INC., as of DECEMEBR 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lena A Dimino
Notary Public, State of New York
No. 01DI6030099
Qualified in Queens County
Commission Expires Sept 7 2009

R. K. Aufhauser
Signature

Pres.
Title

Lena A. Dimino
Notary Public

Sworn to before me this 12th day February 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES INC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

AUFHAUSER SECURITIES INC.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commissions	$2,057,577
Interest Income	101,341
Gain on Sale of Securities	(28,734)
Other Income	64,000
	2,194,184
Expenses	2,123,996
Income before Income Taxes	70,188
Income Taxes:	
Federal Income Tax	10,339
New York State & City	7,245
	17,584
Net Income (Loss)	52,604
Retained Earnings - Beginning of the year	687,992
Retained Earnings - End of the year	$ 740,596

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 52,604
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	(104,984)
Increase (Decrease)in Due to Broker	39,938
(Decrease)Increase in Taxes Payable	(50,730)
(Increase) in Prepaid Taxes	(9,483)
Increase(Decrease) in Accrued Expenses	(3,689)
Net cash used for operating activities	(76,344)
Cash Flows from Investing Activities:	
(Increase) in Market Value of Securities	259,820
Net cash provided by (used for)investing activities	259,820
Net increase in cash	183,476
Cash at beginning of year	1,072,252
Cash at end of year	$1,255,728

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2007	$ 30,000	$480,000	$687,992
Net Income	-	-	52,404
Balance at December 31, 2007	$ 30,000	$480,000	$740,396

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Note 1 - ORGANIZATION: Aufhauser Securities Inc. (the Company) is a Broker/Dealer. It is owned by its President, Keith Aufhauser.

Note 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

The Company clears its customer accounts through another member broker.

Income taxes are provided for in the period in which the related transactions enter into the determination of net income.

Securities are carried at market value.

Note 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission and National Futures Association's Uniform Net Capital Rule. Under these rules, the minimum net capital requirement is $250,000. At December 31, 2007 the Company's Net Capital was $964,699 in excess of the required Net Capital.

Note 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker dated January 15, 1996, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

SUPPLEMENTARY INFORMATION

AUFHAUSER SECURITIES INC.

EXPENSES

YEAR ENDED DECEMBER 31, 2007

Salaries	$ 959,125
Clearing Charges	358,254
Other Pershing Charges	25,935
Regulatory Fees	30,628
Interest	14,117
Operations	735,937
	$2,123,996

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2007

1.	Total Ownership Equity	$1,250,596
2.	Less: Non Allowable Assets	9,483
		1,241,113
3.	Add: Subordinated Liabilities	-
		1,241,113
4.	Less: Haircuts on Securities	26,214
5.	Tentative Net Capital	1,214,899
7.	Net Capital	$1,214,899

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

YEAR ENDED DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ 27,693
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	1,214,899
5.	Excess Net Capital	$ 964,899

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$ 415,180
7.	Non Aggregate Indebtedness Liabilities	-
		$ 415,180

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2007

Audited Net Capital	$1,214,899
Net Capital per Focus Part IIA	$1,210,848
Difference	$ 4,051
Tax Accrual	$ 4,051

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 6, 2008

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have examined the Financial Report of Aufhauser Securities Inc. as required by the Commodities Futures Trading Commission regulations as of December 31, 2007 and have issued a report thereon dated February 6, 2008. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2007 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2007 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 6, 2008

END